UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-41356

Electra Battery Materials Corporation
(Translation of registrant's name into English)

133 Richmond St W, Suite 602
Toronto, Ontario, Canada
M5H 2L3
(416) 900-3891
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit Number	Description

99.1	Press Release dated August 21, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Electra Battery Materials Corporation
(Registrant)

Date: August 21, 2025	/s/ Trent Mell
Trent Mell
Chief Executive Officer and Director